RINGORANG SUCCESS STORY

INDUSTRY: PUBLIC SERVICE / UTILITY

AUDIENCE: 3,000+ CUSTOMERS

SETTING: NEVADA, MICHIGAN, TEXAS

CONTENT TYPE: BEHAVIOR TO REDUCE ENERGY CONSUMPTION

COMPANY OVERVIEW

The U.S. Department of Energy funded consumer behavior programs through utility company grants in the states of Nevada, Michigan and Texas to increase awareness around energy efficiency and influence consumer behavior with regard to energy conservation.

BUSINESS CHALLENGE

- Utility companies were given mandates from the Department of Energy to reduce consumption with financial penalties for non-compliance.
- Companies needed to educate their customer bases but research showed consumers generally disengaged and apathetic spending less than nine minutes per year considering this topic.

RINGORANG SOLUTION

- The Ringorang knowledge system leverages proven micro-learning coupled with gamification to deliver knowledge in contextually relevant setting for the learner in a manner that constantly reinforces learning and creating sustainable behavior.
- Ringorang was implemented in randomized controlled trials targeting thousands of utility consumers with engagement periods ranging from 2 weeks to 8 months.
- The goal of the trials was to drive increased engagement compared to industry norms, demonstrate measurable levels of engagement and sustainable learning and behavioral change among the target audience while obtaining target audience feedback that this method of receiving information from a utility company was fun (not a term usually associated with utilities).

PERFORMANCE IMPACT

- Participant engagement increased 1200% over historical norms.
- Those who used Ringorang averaged a 90% competency rating across thirteen different categories of learning.
- In Michigan, Ringorang participants achieved a 22% energy use reduction; significantly greater than control group participants.
- Participants from Nevada engaged with the Ringorang program for 18 months and demonstrated sustainable behavioral change with regard to energy use well past the test period generating more than $3M in reduced energy use among these customers.